BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20901

January 18, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jan Woo

Re: BTCS Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 5, 2017

File No. 333-219893

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated December 22, 2017 (the “Comment Letter”) relating to Amendment No. 2 of the Registration Statement on Form S-1A (the “Registration Statement”) of BTCS Inc. (“BTCS”) filed on December 11, 2017. BTCS is simultaneously filing Amendment No. 3 to the Registration Statement (the “Amendment”) with this response letter.

The Amendment has been updated as appropriate to give effect to changes affecting BTCS and the legal and regulatory climate in which BTCS operates.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with BTCS response set forth immediately beneath such comment.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Prospectus Summary, page 1

General

1.	It is unclear whether the digital assets you currently hold and intend to hold are securities. Please provide a detailed analysis explaining why you believe Bitcoin, Ether, Dash and Monero, and any other digital assets that are likely to be held by the company are not securities as defined in Section 2(a)(1) of the Securities Act. Your analysis should address substantive differences between each form of digital asset and how those differences affect your conclusions.

Response: Amendment 3 updates the Registration Statement to reflect our beliefs on whether each of the Digital Assets held by the Company are securities. Additionally, attached as Exhibit A is a supplemental memorandum containing a more formal legal analysis citing cases and other authorities supporting our conclusion. The required disclosure has been added at pages 41 - 42. The Company recognizes the economic reality that most initial coin offerings involve the offer and sale of a security. Disclosure has been added to follow the Commission’s action in the Munchee case. See page 41.

2.	We note that the company intends to limit its holdings of digital assets that are securities so that such holdings constitute less than 40% of its portfolio. Please provide a detailed description of the process and framework the company will use for determining which digital assets to add to its portfolio.

Response: As stated in the Registration Statement, the Company currently limits its holdings of Digital Assets that are securities so that securities are less than 40% of its assets, excluding cash. See pages 21, 41-42. In the future the Company intends to apply a similar analysis to that provided on Exhibit A to ensure that it does not acquire virtual currency or digital assets which would cause securities to constitute more than 40% of such assets. The additional costs to the Company and risks of being an investment company are disclosed at page 21.

3.	With respect to bitcoins (and other digital assets) that the company mines, disclose whether the company plans to hold the mined assets or trade them.

Response: As disclosed in the registration statement, the Company does not currently have any mining operations but may resume its mining operations through outsourced data centers if it receives additional capital. To the extent that the Company resumes mining operations, we do not intend to trade the Digital Assets, we have revised our disclosure accordingly to reflect our position. The required disclosure has been added at pages 1, 21, and 33.

4.	Expand your disclosure to describe the company’s custodial practices for digital assets, to the extent they are material. Also, we note recent news reports that digital wallets have been subject to hacking. To the extent you have experienced a material cybsersecurity incident related to your digital wallets, tell us about the incident(s) and any material consequences and risks to your business.

2

Response: The Company does not use a custodian to secure its Digital Assets. We have revised our disclosure to include a new risk factor since only bitcoin is held in a wallet. See page 21. The Company has not experienced any material cybersecurity related incidents since we entered the business in 2014.

Glossary of Defined Terms and Industry Data, page iii

5.	We note your revisions in response to prior comments 1 and 4. However, to the extent that your definition of Digital Securities includes any tokens obtained through participating in initial coin offerings, expand the definition to briefly identify these categories of assets.

Response: We have not participated in any initial coin offerings because most initial coin offerings appear to offer tokens which constitute Digital Securities. See the answer to comment 2. We have revised the description of our business accordingly. The required disclosure has been added at pages 1, 26, 41-42.

Risk Factors

“Since there had been limited precedence set for financial accounting of Digital …,” page 6

6.	Describe how you intend to distinguish between financial accounting for Digital Assets and Digital Securities, and clarify what precedents you refer to with regard to accounting for Digital Securities. Explain how you will value your digital assets and whether the same methodology will be used to value all digital assets.

Response: The requested disclosure has been added in the Management Discussion and Analysis at page 26. There is currently no authoritative literature under accounting principles generally accepted in the United States which specifically addresses the accounting for Digital Assets, including digital currencies. Therefore, by analogy we are recording Digital Assets similar to financial instruments under ASC 825, Financial Instruments, because the economic nature of these Digital Assets is most closely related to a financial instrument such as an investment in a foreign currency. Digital Securities are typically uncertificated securities, the ownership and transfer of which are recorded on a proprietary or open source ledger that may be publicly distributed. Therefore, we believe that such securities would be considered a financial instrument in accordance with ASC 825. Because Digital Assets and Digital Securities will be accounted for in accordance with ASC 825, such securities would be valued in accordance with ASC 820, Fair Value Measurements. An expanded version of this analysis has been added as a disclosure at page 26.

“If We Acquire Digital Securities, Even Unintentionally …,” page 11

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7.	You state that you will attempt to limit your acquisitions of Digital Securities to “stay within the 40% threshold.” To provide context to this risk, please expand your discussion to briefly discuss the nature and impact of this provision of the Investment Company Act.

Response: In the Amendment we have expanded our discussion to address the nature and impact of the 40% threshold of the Investment Company Act upon the Company and its acquisition of Digital Assets. The required disclosure has been added at pages 21 and 42. Disclosure has also been added at page 21 concerning the limited one year cure period.

“If We Complete Our Recently Announced Merger with an Australian Company…,” page 11

8.	You disclose that you have been advised by BCG that they have raised money from offshore investors and they have not attempted to comply with Regulation S under the Securities Act. You further note that these transactions may result in a liability for BTCS. Describe the scope of any potential liability.

Response: We have added disclosure at pages 11 and 34. As we note, any liability to the Company arising from BCG’s non-compliance with Regulation S would only arise at the subsidiary level if the Company closes its acquisition of BCG. The status of this proposed acquisition and the limited likelihood of it occurring has been disclosed at pages 11 and 34.

9.	We note your response to prior 2. Tell us how BCG ensures that they do not have any United States customers, and describe the compliance used.

Response: We have been unable to obtain this information from BCG.

10.	Your risk factor caption indicates that you may incur unknown liabilities under foreign laws. However, the body of your risk focuses on the potential U.S. liabilities. Expand to discuss:

●	any potential regulatory implications, in Australia or other jurisdictions, where BCG has cryptocurrency exchanges;
●	whether BCG’s ICO and token sales consultancy business is impacted by any developments under Australian law; and
●	whether BCG’s facilities in China are impacted by the regulatory updates in the PRC referred to on pages 14 and 19.

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Response: Given the limited likelihood this acquisition will occur, we do not believe these potential liabilities are material since a reasonable investor would not want to know this before buying or selling our common stock.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Charles Allen
Charles Allen
Chief Executive Officer

Michael D. Harris, Esq.
Nason, Yeager, Gerson, White & Lioce, P.A.

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Exhibit A

The Company owns four specific types of Digital Assets: bitcoin, ether, dash and monero. We analyze whether Digital Assets are a security under the investment contract analysis from the leading Supreme Court Case Howey.1 Howey creates a test for determining if an asset is an investment contract based upon whether there was: (i) an investment of money, (ii) in a common enterprise, (iii) with the expectation of profits, (iv) primarily through the efforts of others.

Bitcoin

Regardless of how one obtains bitcoin you cannot dispute the fact that it requires an investment of money (whether it be U.S. dollars, other currency, or virtual currency) or mining. When a holder acquires bitcoin, the holder pays for the bitcoin with some form of currency, thus bitcoin satisfies this prong of Howey.

Courts have focused on three distinct types of common enterprise: (i) horizontal commonality; (ii) broad vertical commonality; and (iii) strict vertical commonality. “The horizontal commonality approach to evaluating the existence of a common enterprise provides that a common enterprise exists if there is a ‘pooling of assets from multiple investors so that all share in the profits and risks of the enterprise.”’2

The holders of bitcoin do not pool their assets in a common entity or make payments to one common enterprise.3 Bitcoin is, by its design, decentralized and has no common entity controlling it. Mining, buying, and selling of bitcoin are all decentralized exchanges which do not feature the holders sharing in risks.4 “In addition, purchasers of Bitcoin are not investing in the profits and risks of the person or entity selling the Bitcoin. While these sellers of Bitcoin may use the payments that they receive to take actions that would increase the value of Bitcoin, they have absolutely no obligation to do so, and purchasers generally have no reason to expect the sellers to do so.”5 Bitcoin holders who see their holdings as an investment are viewing bitcoin as an appreciating asset not as a common enterprise. Thus bitcoin does not satisfy the test for horizontal commonality.

Broad vertical commonality “focuses on the expertise of the promoter of the alleged security [which] requires that the well-being of all investors be dependent upon the promoter’s expertise.”6 There is no central promoter or common seller for bitcoin. Further, an individual seller of bitcoin would not constitute a promoter. “Where a seller is “attempting to transfer its entire interest and upon sale [removes itself] from the enterprise, this is not a situation where the seller and buyer [enter] into a common venture dependent for success upon the providing of capital by the buyer and management by the seller.”7 The lack of continuing management by the promoter or developer is similar to the land development cases where the courts have concluded that initial development services do not lead to the conclusion that the sale of a real estate parcel is a security. Thus bitcoin does not satisfy the test for broad vertical commonality.

1 SEC v. W.J. Howey Co., 328 U.S. 293 (1946).

2 Jeffrey E. Alberts, Bertrand Fry, Is Bitcoin A Security? 21 B.U. J. Sci. & Tech. L. 1, 15-16 (2015) (citing SEC v. SG Ltd., 265 F.3d 42, 46 (1st Cir. 2001); SEC v. Infinity Grp. Co., 212 F.3d 180, 187-88 (3d Cir. 2000)).

3 Id.

4 Id.

5 Id, at 17.

6 Id. at 18 (citing SEC v. SG Ltd., 265 F.3d 42, 49 (1st Cir. 2001))

7 Id. at 19 (citing Ballard & Cordell Corp. v. Zoller & Danneberg Exploration, Ltd., 544 F.2d 1059, 1065 (10th Cir. 1976)).

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Strict vertical commonality “requires that the investors’ fortunes be ‘interwoven with and dependent upon the efforts and success of those seeking the investment or of third parties.’”[8] ‘“It is not necessary that the funds of investors are pooled; what must be shown is that the fortunes of the investors are linked with those of the promoters, thereby establishing the requisite element of vertical commonality… a common enterprise exists if a direct correlation has been established between success or failure of [the promoter’s] efforts and success or failure of the investment.’” 9 “Sellers of Bitcoin receive their only compensation at the moment that the Bitcoin is sold; they do not receive additional compensation based on future increases in the value of Bitcoin. Accordingly, the connection between the financial interests of buyers and sellers does not create a vertical commonality of interest.”10 Thus bitcoin does not satisfy the test for strict vertical commonality.

Holders of bitcoin often expect profits arising from value of the appreciation of bitcoin. While some holders may acquire bitcoin exclusively for the purpose of transacting sales (similar to a currency), many holders acquire bitcoin in order to sell it at a later date when the value has appreciated. Thus bitcoin satisfies this prong of Howey.

Howey’s use of “solely” has been interpreted to mean “the efforts made by those other than the investor are the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.”11 However, the effort to create profit need not come exclusively from the efforts of others so long as the efforts of others are significant and primary. Bitcoin’s expectation of profits arise not from any efforts of others but from mere appreciation of value. This is similar to commodities such as gold or diamonds. “If the expectation of economic return from an instrument is based solely on market forces, and not on the efforts of the sponsor, then the instrument does not satisfy this prong of the Howey test.”12 As such, bitcoin does not satisfy this prong of Howey.

As a result of failing to meet the prongs of the Howey test for common enterprise and the efforts of others we believe that bitcoin does not constitute an investment contract.

Ether

As mentioned in the Commission’s Report, ether is a virtual currency originally created by the Ethereum Foundation that operates digitalized contracts on a decentralized blockchain platform called the Ethereum Blockchain.13 The Report refers to ether as a “virtual currency” which was used to purchase DAO tokens. In the Report the Commission concluded that the DAO tokens under discussion were securities. As a virtual currency like bitcoin, the Company does not believe that ether is a security.

Dash and Monero

An analysis for dash and monero is unnecessary. While dash and monero may or may not be securities, the Company’s ownership of dash and monero will not cause the value of the Company’s dash and monero (combined with the Company’s cash on hand) to exceed 40% of the value of the Company’s total assets assuming that dash and monero are securities.14

8 Id. (citing SG Ltd., 265 F.3d at 49; quoting SEC v. Glenn W. Turner Enters., 474 F.2d 476, 482 n.7 (9th Cir. 1973)).

9 Id. quoting SEC v. Eurobond Exch. Ltd., 13 F.3d 1334, 1339 (9th Cir. 1994).

10 Id. at 19-20

11 SEC v. Glenn W. Turner Enters, 474 F.2d 476, 482 (9th Cir. 1973).

12 Jeffrey E. Alberts, Bertrand Fry, Is Bitcoin A Security?, 21 B.U. J. Sci. & Tech. L. 1, 21 (2015) (citing Noa v. Key Futures, Inc., 638 F.2d. 77 (9th Cir. 1980).)

13 U.S. Securities and Exchange Commission, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Release No. 81207, July 25, 2017.

14 See §3(a)(1)(C) of the Investment Company Act of 1940.

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